FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0401

May 10, 2013
By EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Barbara Jacobs, Assistant Director

Re:	Google Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed January 29, 2013

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”, the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 11, 2013 relating to the Company's Form 10-K for the fiscal year ended December 31, 2012 (File No. 000-50726) filed with the Commission on January 29, 2013 (“2012 Form 10-K”).

Confidential Treatment Request

Because of the sensitive nature of the information contained in the materials supplementally provided to the Staff in connection with Comments No. 2, No. 3 and No. 6 below, this submission is accompanied by a request for confidential treatment for such information. Google is requesting confidential treatment for the supplemental materials in connection with the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Google Inc.
Attention: General Counsel
1600 Amphitheatre Parkway
Mountain View, CA 94043
Phone: (650) 253-4000

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0401

Fax: (650) 649-1920

In this letter, we have referred to the Staff’s Comments No. 1 through 6 received by letter dated April 11, 2013, in italicized, bold type, and have followed it with Google’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Businesses, page 30

1. We note from your third quarter earnings call that the run rate for mobile is now over $8 billion with advertising representing the vast majority of your mobile revenues. We further note from your disclosures that the margins on advertising revenues from mobile devices are generally lower than those from desktop computers. Please tell us what consideration you gave to separately disclosing the amount of advertising revenues from Google websites and Google Network Members’ websites attributable to mobile, tablets and desktops. In addition, you should consider providing enhanced quantitative and qualitative disclosures that separately discuss the changes in mobile advertising revenues as a result of increases/decreases in the number of paid clicks and the average cost per click. Further, explain any additional metrics that you use to manage and analyze this evolving market. Alternatively, tell us why this disclosure would not be required. We refer you to Section III.B of SEC Release 33-8350.

We respectfully advise the Staff that our advertising business continues to evolve while we maintain our focus on user experience. Specifically, we observe that consumers are shifting to a multi-screen lifestyle, using multiple devices to access information. Our business objective is to create a seamless experience for our users across all devices. To address this shift in consumer preferences, we recently rolled out AdWords enhanced campaigns (“http://www.google.com/adwords/enhancedcampaigns”), our new advertising campaign that allows advertisers to easily manage and measure campaigns that reach potential customers across multiple devices. Advertisers will also be able to deliver ads that are more relevant to the users’ context and this new campaign will help them better measure conversions across multiple devices.

As we have disclosed in our 2012 Form 10-K, different platforms may generate different cost per click and paid clicks. We respectfully advise the Staff that we considered providing additional specific quantitative and qualitative disclosures at a platform level, such as advertising revenues, cost per click and paid clicks. However, we believe that such measures would not be beneficial, and could be misleading, as they are not reflective of our business objectives. We also believe as the market continues to mature, these platform price differentials will continue to move toward normalization. Given the constant evolution of the market, we believe it is more meaningful to look at aggregate cost per click and paid clicks across channels and platforms, and these metrics have been our primary focus. We respectfully submit to the Staff that we disclosed our expectations about the impact of the continued changes on our business on page 30 of our 2012 Form 10-K as follows “...We expect that our revenue growth rate will

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REQUESTED BY GOOGLE INC.: GI-0401

continue to be affected by evolving consumer preferences, as well as by advertising trends, the acceptance by mobile users of our products and services, and our ability to create a seamless experience for both users and advertisers in a multi-screen environment.”

We will continue to be mindful of the guidance provided in Section III.B of SEC Release 33-8350 in future filings and we are committed to providing meaningful disclosures of significant changes in our results of operations.

2. Please tell us your consideration of disclosing the number of unit shipments sold for wireless devices and tablets of both Google and Motorola products. Your response should also address what consideration you gave to disclosing any trends with respect to unit volume as well as the average sales price of the products. As part of your response, quantify the total amount of Google and Motorola hardware sales for fiscal 2012. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

We are supplementally providing (under a separate cover letter) information responsive to the Staff’s request about revenues generated from hardware sales in fiscal 2012. The compilation of this information and the information itself constitute confidential information of Google. Because of the sensitive nature of this information, the supplemental submission of these materials is accompanied by a request for confidential treatment of these materials in connection with the FOIA. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we respectfully request the Staff to return the copy of these materials to the undersigned once the Staff has completed its review. We respectfully submit that the return of these materials will not cause any harm to investors and readers of our financial statements and would be consistent with the FOIA.

We respectfully advise the Staff that we have considered quantitative disclosures about unit shipments sold and average sales price of wireless devices and tablets in our discussion of results of operations. However, with respect to our Google segment, our expansion into hardware has been minimal in the context of our overall business operations. We continue to monitor our Google hardware sales and will consider including additional disclosures in future filings when the operations become more substantive.

Further, with respect to our Motorola Mobile (“Mobile”) segment, we advise the Staff that Google acquired Motorola Mobility (“Motorola”) in May 2012 and its operating results have been included in our Consolidated Statements of Income from the acquisition date through December 31, 2012. After consideration, we concluded that it would not be meaningful to present number of unit shipments sold and average sales price of products for the period of approximately eight months of operations as we believe that no meaningful trends can be derived from data relating to this limited period and lack of comparative period. Additionally, we inherited Motorola's existing product pipeline of 12 to 18 months and our current reorganization and integration efforts aim to transform this product portfolio. Consequently, we believe that hardware sales in fiscal 2012 are not reflective of our expectations of the future performance of our Mobile segment. We will continue to monitor our hardware sales and consider additional disclosures in future filings if and to the extent material to an investor’s understanding of our results.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0401

3. We note from your disclosures on page 3 that you have approximately half a billion Android devices activated globally through September 2012. Please explain how you use metrics of Android activations and associated revenues to manage your business. Tell us the number of Android devices activated globally as well as by geographic region for the period ended December 31, 2012. Tell us the number of Android activations in the People’s Republic of China (the “PRC”) over the periods presented and the impact the PRC ban on Google Play mobile apps has had, by comparison, on mobile ad revenues and activations in other geographic regions.

We are supplementally providing (under a separate cover letter) information responsive to the Staff’s request about Android activations globally and by geographic region during fiscal 2012, as well as the number of Android activations in the People’s Republic of China (“PRC”) during fiscal 2012, 2011 and 2010. The compilation of this information and the information itself constitute confidential information of Google. Because of the sensitive nature of this information, the supplemental submission of these materials is accompanied by a request for confidential treatment of these materials in connection with the FOIA. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we respectfully request the Staff to return the copy of these materials to the undersigned once the Staff has completed its review. We respectfully submit that the return of these materials will not cause any harm to investors and readers of our financial statements and would be consistent with the FOIA.

We respectfully advise the Staff that we are not aware of a ban on Google Play mobile apps in the PRC. However, we understand the guidelines set by the Ministry of Industry and Information Technology of the PRC with respect to mobile applications, and we made a business decision not to launch Google Play in the PRC at this time.

We respectfully advise the Staff that we do not generate revenues directly from Android activations, other than hardware revenues if the particular device was sold by us. As noted above in our response to Comment No. 2, sales from Android hardware units have been immaterial to date. We monitor Android activations globally to assess overall market penetration and advancement of the Android ecosystem. We believe the growth of the Android ecosystem will facilitate the distribution of our products and services as well as our efforts in the development of emerging technologies.

Consolidated Financial Statements

Note 7. Goodwill and Other Intangible Assets, page 76

4. Please tell us the amount of goodwill allocated to the Mobile and Home segments. Clarify whether any goodwill from the Motorola acquisition was allocated to the Google segment. As part of your response, describe what consideration you gave to disclosing the total amount of goodwill by reportable segment. We refer you to ASC 350-20-50-1.

We respectfully advise the Staff that at December 31, 2012, the amounts of goodwill allocated to the Mobile and Home segments were approximately $75 million and $59 million, respectively. We further advise the Staff that at December 31, 2012, goodwill from the Motorola acquisition of approximately $2.4 billion was allocated to the Google segment representing the premium paid for the Motorola acquisition which benefits our Google segment by protecting and advancing the Android ecosystem. The goodwill

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0401

assigned to the Google segment was supported by a “with-and-without computation”, which measures the difference between the fair value of Google segment before and after the acquisition of Motorola.

Due to the immaterial amounts allocated to the Mobile and Home segments, we did not include a disclosure of the total amount of goodwill by reportable segment in the 2012 Form 10-K. We continue to evaluate and will provide disclosure of goodwill by reportable segment if and to the extent material to an investor’s understanding of our results.

Note 12. Stockholders’ Equity, page 82

5. We note that your board of directors approved amendments to your certificate of incorporation to create a new class of non-voting capital stock (Class C capital stock) and you intend to distribute shares of the Class C capital stock as a dividend to your holders of Class A and Class B common stock. Your disclosures describe the distribution of the Class C capital stock as a dividend in multiple instances. Please tell us what consideration you gave to describing the dividend as a stock split effected in the form of a stock dividend. We refer you to ASC 505-20-50-1.

We respectfully advise the Staff that while the issuance of the Class C capital stock will be effected by means of a stock dividend, it is in substance a stock split in accordance with ASC 505-20-25-2. In response to the Staff’s comment, we have revised our Q1 2013 10-Q disclosures as follows:

Stock Split Effected In Form of Stock Dividend

In April 2012, our board of directors approved amendments to our certificate of incorporation that would, among other things, create a new class of non-voting capital stock (Class C capital stock). The amendments authorized 3 billion shares of Class C capital stock and also increased the authorized shares of Class A common stock from 6 billion to 9 billion. The amendments are reflected in our Fourth Amended and Restated Certificate of Incorporation (New Charter), the adoption of which was approved by stockholders at our 2012 Annual Meeting of Stockholders held on June 21, 2012. We have announced the intention of our board of directors to consider a distribution of shares of the Class C capital stock as a stock split effected in the form of a dividend to our holders of Class A and Class B common stock (Stock Split). The Class C capital stock will have no voting rights, except as required by applicable law. Except as expressly provided in the New Charter, shares of Class C capital stock will have the same rights and privileges and rank equally, share ratably and be identical in all other respects to the shares of Class A common stock and Class B common stock as to all matters.

The par value per share of our shares of Class A common stock and Class B common stock will remain unchanged at $0.001 per share after the Stock Split. On the effective date of the Stock Split, there will be a transfer between retained earnings and common stock and the amount transferred will be equal to the $0.001 par value of the Class C capital stock that is issued. We will give retroactive effect to prior period share and per

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share amounts in our consolidated financial statements for the effect of the Stock Split, such that prior periods are comparable to current period presentation.

Note 15. Information about Segments and Geographic Areas, page 89

6. Considering that the “Rest of the world” geographic revenues include a material proportion of revenues for all reported periods, tell us what regions or countries and associated revenues comprised this category. We refer you to ASC 280-10-50-41.

We are supplementally providing (under a separate cover letter) information responsive to the Staff’s request about further breakdown of revenues generated in the “Rest of the world” geographic category. The compilation of this information and the information itself constitute confidential information of Google. Because of the sensitive nature of this information, the supplemental submission of these materials is accompanied by a request for confidential treatment of these materials in connection with the FOIA. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we respectfully request the Staff to return the copy of these materials to the undersigned once the Staff has completed its review. We respectfully submit that the return of these materials will not cause any harm to investors and readers of our financial statements and would be consistent with the FOIA.

* * * * *

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY GOOGLE INC.: GI-0401

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me (tel: (650) 253-0897). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 745-1236). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ BRENT CALLINICOS
Brent Callinicos
Vice President, Treasurer and
Chief Accountant
cc:    Patrick Pichette
    David C. Drummond, Esq.
    Kent Walker, Esq.
    Katherine Stephens, Esq.